UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

ACOM CO., LTD.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of

Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen Business and Capital Alliance

Tokyo, September 8, 2008 — ACOM CO., LTD. (ACOM), Mitsubishi UFJ Financial Group, Inc. (MUFG), and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) have agreed today to reposition ACOM as a core company in the consumer loan business within the consumer finance segment of the MUFG group, subject to approval from the relevant authorities, and to further strengthen their strategic business and capital alliance in retail business as agreed upon in March 2004.

I. Purpose of strengthening business and capital alliance

After jointly establishing Tokyo Mitsubishi Cash One Ltd. (currently DC Cash One Ltd. (DCC1)) in August 2001 and entering into a strategic business and capital alliance in March 2004, ACOM and the MUFG group have strived to strengthen their relationship to enhance their corporate values.

Meanwhile, the consumer finance industry has changed drastically due to the amendments to the Money Lending Business Law in December 2006 and successive reorganizations and failures of certain companies. As a result, money lenders are now required to become more self-disciplined. Moreover, market contraction and shifts in demand are expected as a result of restrictions on the maximum permissible interest rate as well as total loan balance.

As a leading company in the industry, ACOM has always aimed to react swiftly to the changes in the business environment. Specifically, ACOM has taken measures to strengthen its internal control system, and implemented ahead of the required deadline a lower maximum interest rate in June 2007. At the same time, ACOM has continuously made efforts to efficiently operate its group businesses, and has maintained stable business performance.

Under such circumstances, based on the relationship of trust established through the historical alliance, ACOM and the MUFG group have agreed that their social mission should be to achieve a core role in the sound development of the consumer finance market.

In order to achieve this mission, ACOM and the MUFG group will strive to improve profitability as well as to strengthen their internal control systems by further strengthening the business and capital alliance and mutually utilizing each other’s business know-how and market bases. Through these efforts, ACOM and the MUFG group aim to build a consumer loan business with solid compliance systems and overwhelming competitiveness, and to contribute further to the healthy development of the Japanese consumer finance market.

II. Details of the alliance

ACOM and MUFG plan to establish ACOM as MUFG’s consolidated subsidiary (as defined in the Regulations for Terminology, Forms and Preparation of Financial Statements (Finance Ministerial Ordinance No. 56 of November 27, 1963, including revisions thereafter); hereinafter the same shall apply) and as a core company in the consumer loan business within the MUFG group. In addition, in order to increase the competitiveness of the consumer finance segment of the MUFG group, which includes consumer loan business, MUFG and ACOM intend to continue discussions on points set forth below to strengthen the business alliance through reorganizing and streamlining the business functions of the MUFG group.

Furthermore, ACOM will make efforts to further enhance and streamline its business operations, and to expand its operating base to include businesses such as the bank loan guarantee service operations that are expected to grow in the future.

Through such efforts, the MUFG group will strive to further strengthen the consumer finance segment, and to enhance the quality of consumer finance products and services.

1. Business alliance

(1)	Reorganization of the loan guarantee business in the MUFG group

By the first half of the fiscal year ending March 31, 2010, among the guarantee service operations for “card loans,” or unsecured consumer loans provided through pre-issued magnetic stripe cards that allow personal financing transactions, BTMU expects to transfer to ACOM, which has already been consigned the guarantee business of “BANQUIC,” a consumer loan product offered since November 2007, the portions of the guarantee service operations that are currently consigned to Mitsubishi UFJ Home Loan Credit Co., Ltd. as well as Mitsubishi UFJ NICOS, Co., Ltd. (MUN).

In addition, among the guarantee service operations for credit cards issued by BTMU, the guarantee service operations currently consigned to DCC1, a subsidiary of ACOM, are expected to be transferred by April 2009 to MUN, which has already been consigned the guarantee service for the relevant product.

(2)	Integration of DCC1 loan business into ACOM

As discussed in (1) above, once the credit card guarantee service operations are transferred to MUN, DCC1 expects to integrate the remainder of its loan business into ACOM by April 2009.

(3)	Consolidation of call center service companies

MU Communications Co., Ltd., a subsidiary of BTMU that provides call center and other services to BTMU, and RELATES CO., LTD., a subsidiary of ACOM that provides call center and other services to ACOM, are expected to be merged by April 2009.

(4)	Collaboration in other business areas

In order to further enhance the status of ACOM as a core company in the consumer loan business within the consumer finance segment of the MUFG group, ACOM and the MUFG group intend to continue to actively cultivate new areas in which further alliance is feasible. Moreover, through projects such as a joint acquisition of Bank BNP (PT. BANK NUSANTARA PARAHYANGAN Tbk.), ACOM and the MUFG group plan to continue jointly developing global operations of the consumer loan business especially in Asia.

2. Capital alliance

(1)	Increase in the ratio of voting rights in ACOM by MUFG as well as its subsidiaries (“MUFG and its subsidiaries”)

MUFG and its subsidiaries expect to increase the voting rights ratio in ACOM (referring to the voting rights relating to ACOM shares held by MUFG and its subsidiaries as calculated by MUFG and its subsidiaries; with respect to voting rights relating to shares of ACOM held in trust by MUFG and its subsidiaries, the only voting rights included are those related to ACOM shares that are held as trust assets for which MUFG and its subsidiaries are designated as consignor as well as beneficiary are included; however, voting rights relating to ACOM shares that MUFG and its subsidiaries hold as financial instrument dealers are excluded; hereinafter the same shall apply) from the current level of 15.77% to 40.04%.

To achieve this goal, the board of directors of MUFG has resolved at the meeting today to conduct a tender offer in which a maximum number of shares in ACOM to be purchased will be 38,140,000 shares (the voting rights ratio in ACOM after the tender offer will be 40.04%). The board of directors of ACOM has also resolved at the meeting today to publicly endorse the tender offer.

In addition, the board of directors of ACOM has resolved at the meeting today to issue up to 18,000,000 shares by third party allotment to MUFG. The board of directors of MUFG has also resolved at the meeting today to accept such third party allotment to the extent that the aggregate voting rights ratio of MUFG and its subsidiaries in ACOM after the tender offer will not exceed 40.04%.

(2)	Agreement on ACOM to become a consolidated subsidiary of MUFG

Necessary steps are expected to be taken for ACOM to become a consolidated subsidiary of MUFG by April 2009, on the premise that the voting rights ratio in ACOM held by MUFG and its subsidiaries will be 40.04%.

ACOM expects to continue to be listed on the First Section of the Tokyo Stock Exchange even after becoming a consolidated subsidiary of MUFG, and to maintain its independence.

3. Strengthening cooperation on compliance and internal control systems

ACOM has been taking a progressive approach in strengthening its compliance control system, and the MUFG group has been cooperating with ACOM through efforts such as its participation in ACOM’s Compliance Council.

To fully respond to the current social expectation in favor of protection of customers and other factors, the MUFG group and ACOM, along with the strengthening of the alliance as announced today, will strive more closely together to improve their internal control systems.

*        *        *

Contacts:

ACOM CO., LTD.	Public Relations Department	81-3-5533-0631
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950

Reference: Other releases issued today in connection with this transaction

ACOM:

Notification of Issuance of New Shares by way of Third-Party Allotment

ACOM:

Notification of Opinion Concerning Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM

MUFG:

Announcement relating to Commencement of Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM CO., LTD.

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates,” “may,” “will,” “could,” “should,” “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG, BTMU or ACOM. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. MUFG, BTMU and ACOM undertake no obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

4